APPLE LANE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	33,694
Total assets	$	33,694

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	563
Total liabilities		563
Member's capital		33,131
Total liabilities and member's capital	$	33,694

See notes to financial statements.